Exhibit 99.1

MICROALGO INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on July 2, 2025

To the Shareholders of MicroAlgo Inc:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of MicroAlgo Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The Extraordinary Meeting is to be held at Company headquarters located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Wednesday, July 2, 2025, and at any adjournment or adjournments thereof, at which the following will be proposed:

1.

As an ordinary resolution, to undertake a 30-for-1 share consolidation of the issued and unissued shares of the Company, such that (i) every thirty (30) Class A Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class A Ordinary Share with a par value of US$6.00 each, and (ii) every thirty (30) Class B Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class B Ordinary Share with a par value of US$6.00 each (the “Share Consolidation”), with such Share Consolidation to be effective immediately following the approval of the shareholders of the Company.

Upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each,

TO US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Consolidated Shares”), and that no fractional shares shall be issued in connection with the Share Consolidation. In accordance with the currently effective memorandum and articles of association of the Company (the “Memorandum and Articles”), the Company’s transfer agent shall be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fraction of a Consolidated Share as a result of the Share Consolidation.

2.

As an ordinary resolution, immediately following the effectiveness of the Share Consolidation, the authorized share capital of the Company shall be increased (the “Increase of Capital”):

FROM: US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Adjusted Shares”), such increase to be effected by the creation of 773,333,333.33 additional Class A Ordinary Shares and 193,333,333.33 additional Class B Ordinary Shares.

3.

As a special resolution, (i) immediately subsequent to the implementation of the Share Consolidation and the Increase of Capital and (ii) subject to and conditional upon, amongst other things, approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization (as defined below), with effect from the date on which these conditions are fulfill:

the par value of each of the then issued Adjusted Shares should be reduced from US$6.00 to US$0.0000001 by cancelling the paid-up capital of the Company to the extent of US$5.9999999 on each of the then issued Adjusted Shares (the “Capital Reduction”);

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

immediately after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US$6.00 each be sub-divided into 60,000,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

immediately following the Capital Reduction and the Share Sub-Division, the authorised share capital of the Company be changed;

FROM: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company (the steps above shall be collectively referred to as the “Capital Reduction and Reorganisation”);

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction and Reorganization shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles; and

any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and (where applicable) to aggregate all fractional New Class A Ordinary Shares and New Class B Ordinary Shares and sell them for the benefits of the Company.

As a special resolution, with effect from the effective date of the Capital Reduction and Reorganization, the following sentence of clause 8 of the existing memorandum of association of the Company,

“The share capital of the Company is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each.”, should be deleted and replaced by the following,

“The share capital of the Company is US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.”

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Only shareholders of record at the close of business on June 9, 2025 are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the Internet, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

June 12, 2025	By Order of the Board of Directors,

/s/ Min Shu
Min Shu
Director and Chief Executive Officer

i

MicroAlgo Inc.

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of MicroAlgo Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at our headquarters located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China, at 9:00 a.m., Beijing time, on Wednesday, July 2, 2025, and at any adjournment or adjournments thereof.

We will send or make these proxy materials available to shareholders on or about June 12, 2025.

ii

GENERAL INFORMATION

Purpose of Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

1.

As an ordinary resolution, with effect immediately, to undertake a 30-for-1 share consolidation of the issued and unissued shares of the Company, such that (i) every thirty (30) Class A Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class A Ordinary Share with a par value of US$6.00 each, and (ii) every thirty (30) Class B Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class B Ordinary Share with a par value of US$6.00 each (the “Share Consolidation”), with such Share Consolidation to be effective immediately following the approval of the shareholders of the Company.

Upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each,

TO US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Consolidated Shares”), and that no fractional shares shall be issued in connection with the Share Consolidation. In accordance with the currently effective memorandum and articles of association of the Company (the “Memorandum and Articles”), the Company’s transfer agent shall be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fraction of a Consolidated Share as a result of the Share Consolidation.

(the “Share Consolidation Proposal”)

2.

As an ordinary resolution, immediately following the effectiveness of the Share Consolidation, the authorized share capital of the Company shall be increased (the “Increase of Capital”):

FROM: US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Adjusted Shares”), such increase to be effected by the creation of 773,333,333.33 additional Class A Ordinary Shares and 193,333,333.33 additional Class B Ordinary Shares.

(the “Share Capital Increase Proposal”)

3.

As a special resolution, (i) immediately subsequent to the implementation of the Share Consolidation and the Increase of Capital and (ii) subject to and conditional upon, amongst other things, approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization (as defined below), with effect from the date on which these conditions are fulfill:

the par value of each of the then issued Adjusted Shares should be reduced from US$6.00 to US$0.0000001 by cancelling the paid-up capital of the Company to the extent of US$5.9999999 on each of the then issued Adjusted Shares (the “Capital Reduction”);

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

immediately after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US$6.00 each be sub-divided into 60,000,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

immediately following the Capital Reduction and the Share Sub-Division, the authorised share capital of the Company be changed

FROM: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company (the steps above shall be collectively referred to as the “Capital Reduction and Reorganisation”);

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction and Reorganization shall rank pari passu in all respects with each other respectively and shall have the respective rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles; and

any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and (where applicable) to aggregate all fractional New Class A Ordinary Shares and New Class B Ordinary Shares and sell them for the benefits of the Company.

(the “Capital Reduction and Reorganization Proposal”)

4.

As a special resolution, with effect from the effective date of the Capital Reduction and Reorganization, the following sentence of clause 8 of the existing memorandum of association of the Company,

“The share capital of the Company is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each.”, should be deleted and replaced by the following,

“The share capital of the Company is US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.”

(the “M&A Amendments Proposal”)

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary Meeting. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Class A and Class B ordinary shares of a par value of US$0.2 each, as of the close of business on June 9, 2025 (the “Record Date”) are entitled to receive notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponements thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet with the control number on your Proxy Card or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our Extraordinary Meeting is shall be one or more persons holding, or representing by proxy, not less than one third of the issued ordinary shares of the issued share capital of the Company throughout the Extraordinary Meeting. If, within fifteen minutes from the time appointed for our Extraordinary Meeting a quorum is not present, or if at any time during the Extraordinary Meeting it becomes inquorate, then the Extraordinary Meeting will be adjourned (in accordance with the provisions of our existing articles of association) to the same time and place(s) seven days hence, or to such time and (where applicable) such place(s) as is determined by the Board in accordance with the provisions of our existing articles of association.

Votes Required and Other Conditions

The Share Consolidation Proposal and Share Capital Increase Proposals require the affirmative vote of a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote and voting on such proposal, in person or by proxy.

The Capital Reduction and Reorganisation Proposal and the M&A Amendments Proposal require the affirmative vote of a majority of not less than two-thirds of the shareholders entitled to vote and voting on such proposal, in person or by proxy. In addition, the Capital Reduction is subject to and conditional upon, amongst other things, approval from the Court; (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Revoking Your Proxy

A member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that member; and proxy holder need not be a member of the Company. Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1
SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “MLGO.” For our ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”).

To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s shares at a ratio of 30 for 1 and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company.

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders as a whole, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all issued and unissued Class A and Class B ordinary shares will be consolidated on a 30-for-1 basis.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of 30-for-1. In addition, the par value of ordinary shares will be increased by the same ratio.

For example, a shareholder holding 3,000 Class A ordinary shares before the consolidation would hold 100 Class A ordinary shares immediately after the consolidation.

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Fractional Shares

No fractional shares shall be issued in connection with the Share Consolidation. In accordance with the Memorandum and Articles, the Company’s transfer agent shall be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fraction of a Consolidated Share as a result of the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The Share Consolidation should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre- consolidation ordinary shares will be transferred to the post- consolidation ordinary shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the Meeting is required to approve the Share Consolidation proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of an ordinary resolution:

THAT with effect immediately, to undertake a 30-for-1 share consolidation of the issued and unissued shares of the Company, such that (i) every thirty (30) Class A Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class A Ordinary Share with a par value of US$6.00 each, and (ii) every thirty (30) Class B Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class B Ordinary Share with a par value of US$6.00 each (the “Share Consolidation”), with such Share Consolidation to be effective immediately following the approval of the shareholders of the Company.

Upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each,

TO US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Consolidated Shares”), and that no fractional shares shall be issued in connection with the Share Consolidation. In accordance with the Memorandum and Articles, the Company’s transfer agent shall be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fraction of a Consolidated Share as a result of the Share Consolidation.

PROPOSAL NO. 2
SHARE CAPITAL INCREASE

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of an ordinary resolution, that immediately following the approval of the Share Consolidation Proposal by the shareholders, the authorized share capital of the Company be increased from US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each, to US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each (the “Share Capital Increase proposal”).

If the Share Consolidation proposal is not approved, then this Share Capital Increase proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Share Capital Increase proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of an ordinary resolution:

THAT immediately following the effectiveness of the Share Consolidation, the authorized share capital of the Company shall be increased (the “Increase of Capital”):

FROM: US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each (together, the “Adjusted Shares”), such increase to be effected by the creation of 773,333,333.33 additional Class A Ordinary Shares and 193,333,333.33 additional Class B Ordinary Shares.

PROPOSAL NO. 3
CAPITAL REDUCTION AND REORGANISATION PROPOSAL

Purpose and Background of the Capital Reduction and Reorganization

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of a special resolution, that (i) immediately subsequent to the implementation of the Share Consolidation and the Increase of Capital and (ii) subject to and conditional upon, amongst other things, approval from the Court of the of the Capital Reduction; (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization, with effect from the date on which these conditions are fulfill:

(a)	the par value of each of the then issued Adjusted Shares should be reduced from US$6.00 to US$0.0000001 by cancelling the paid-up capital of the Company to the extent of US$5.9999999 on each of the then issued Adjusted Shares (the “Capital Reduction”);

(b)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US$6.00 each be sub-divided into 60,000,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

(d)

immediately following the Capital Reduction and the Share Sub-Division, the authorised share capital of the Company be changed

FROM: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company (the steps above shall be collectively referred to as the “Capital Reduction and Reorganisation”);

(e)	each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction and Reorganization shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles; and

(f)	any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and (where applicable) to aggregate all fractional New Class A Ordinary Shares and New Class B Ordinary Shares and sell them for the benefits of the Company.

On June 5, 2025, the Board of Directors of the Company approved by written resolution of the Directors the proposal authorizing the Capital Reduction and Reorganization because the Board of Directors of the Company considers that it would enhance the corporate image of the Company and help attract more investors and broaden the base of the Shareholders, and thus provide flexibility for equity fund raising of the Company in the future.

Pursuant to the Companies Act and the Memorandum and Articles, the Company shall not issue shares at a price below par value. After the Share Consolidation and the Increase of Capital, the Adjusted Shares may be trading below par value, and therefore it is difficult for the Board of Directors of the Company to negotiate with any potential investors of the Company and financial institutions for possible subscription, offer or placing of the Adjusted Shares at or above the par value.

As the Company continues to develop new businesses, related costs and expenditures are increasing. In light of the current economic situations and in order to improve the financial position of the Company, the Company intends to explore equity fundraising opportunities. In order to facilitate fundraising activities by way of issuance of equity securities or convertible securities, the Company considers that it is desirable and necessary to lower the par value of the Adjusted Shares through implementing the Capital Reduction and Reorganization, such that the Company will be permitted with such flexibility and ability to capture appropriate capital raising in a timely manner.

Furthermore, the credit arising from the Capital Reduction will be transferred to a distributable reserve account of the Company which will be utilized by the Company in any manner as the Board of Directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, allowing greater flexibility for the Company for distribution to the Shareholders in the future, or to be used or applied in any manner permitted under the Companies Act, the Memorandum and Articles and all applicable laws. Save for the above, the Directors consider that the Capital Reduction and Reorganization will have no effect on the underlying assets, business operations, management or financial position of the Company or the proportional interests of the shareholders in the Company. Accordingly, the Directors consider that the Capital Reduction and Reorganization are beneficial to and in the interests of the Company and the shareholders of the Company as a whole.

In view of the above, the Board considers the proposed Capital Reduction and Reorganization are justifiable notwithstanding the potential costs and impact arising from effecting the Capital Reduction and Reorganization, and accordingly, the proposed Capital Reduction and Reorganization are beneficial to and in the interests of the Company and the shareholders of the Company as a whole.

Conditions of the Capital Reduction and Reorganization

The Capital Reduction and the Share Sub-Division are conditional upon:

(a)	the passing of ordinary resolutions by the shareholders of the Company at the Extraordinary Meeting to approve the Share Consolidation and the Increase of Capital at the EGM;

(b)	the Share Consolidation and the Increase of Capital becoming effective;

(c)	the passing of special resolutions by the shareholders of the Company to approve the Capital Reduction and Reorganization at the EGM;

(d)	the Court granting a court order in confirmation of the Capital Reduction;

(e)	compliance with other conditions (if any) which the Court may impose as it sees fit in relation to the Capital Reduction;

(f)	registration by the Registrar of Companies in the Cayman Islands of (i) a copy of the court order of the Court confirming the Capital Reduction; and (ii) the minute approved by the Court containing the particulars required under the Companies Act with respect to the Capital Reduction;

(g)	the compliance with the relevant legal procedures and requirements under the Companies Act and applicable laws of the Cayman Islands to effectuate the Capital Reduction and Reorganization; and

(h)	the obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization.

The Capital Reduction and the Share Sub-Division will become effective when the conditions contemplated above are fulfilled. Upon the approval by the shareholders of the Company of the Share Consolidation, the Increase of Capital and the Capital Reduction and Reorganization at the EGM, the legal advisers to the Company (as to laws of the Cayman Islands) will apply to the Court for hearing date(s) to confirm the Capital Reduction and further announcement(s) will be made by the Company upon the Court’s confirmation of the hearing date(s).

Potential Affected Investor Interest

The voting rights related to our ordinary share will not change. After the Capital Reduction, each Class A ordinary share of the Company will still grant its holder the right to cast one vote in the Company’s general meeting; each Class B ordinary share of the Company will still grant its holder the right to cast twenty votes in the Company’s general meeting.

Principal Effects of the Capital Reduction and Reorganization

If implemented, the Capital Reduction will be effected simultaneously for all issued shares of the Company. The Capital Reduction will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company. After the Capital Reduction and Reorganization, our ordinary shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our ordinary shares now authorized. The Capital Reduction and Reorganization will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Capital Reduction and Reorganization is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Vote Required

Assuming that a quorum is present, the affirmative vote of not less than two-thirds of the shareholders who are present and vote in person or by proxy at the Extraordinary General Meeting is required to approve the Capital Reduction and Reorganisation Proposal.

Board of Directors Recommendation

The Board recommends that you vote “FOR” the following resolution by way of an special resolution:

THAT (i) immediately subsequent to the implementation of the Share Consolidation and the Increase of Capital and (ii) subject to and conditional upon, amongst other things, approval from the Grand Court of the Cayman Islands (the “Court”) of the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose; (iv) compliance with the relevant procedures and requirements under the applicable laws of Cayman Islands to effect the Capital Reduction and (v) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction and Reorganization (as defined below), with effect from the date on which these conditions are fulfill:

the par value of each of the then issued Adjusted Shares should be reduced from US$6.00 to US$0.0000001 by cancelling the paid-up capital of the Company to the extent of US$5.9999999 on each of the then issued Adjusted Shares (the “Capital Reduction”);

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act, the Memorandum and Articles and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

immediately after the Capital Reduction, each of the authorised but unissued Adjusted Shares of a par value of US$6.00 each be sub-divided into 60,000,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

immediately following the Capital Reduction and the Share Sub-Division, the authorised share capital of the Company be changed

FROM: US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each,

TO: US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company (the steps above shall be collectively referred to as the “Capital Reduction and Reorganisation”);

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction and Reorganization shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles; and

any one or more of the directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are in connection with and/or ancillary to the Capital Reduction and Reorganization and any of the foregoing steps and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Capital Reduction and Reorganization and (where applicable) to aggregate all fractional New Class A Ordinary Shares and New Class B Ordinary Shares and sell them for the benefits of the Company

PROPOSAL NO. 4
M&A Amendments

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of a special resolution, that with effect from the effective date of the Capital Reduction and Reorganization, the following sentence of clause 8 of the existing memorandum of association of the Company be replaced to reflect the Capital Reduction and Reorganization (the “M&A Amendments Proposal”).

If the Capital Reduction and Reorganization Proposal is not approved, then this M&A Amendments Proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of not less than two-thirds of the shareholders who are present and vote in person or by proxy at the Extraordinary General Meeting is required to approve the M&A Amendments Proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of a special resolution:

THAT with effect from the effective date of the Capital Reduction and Reorganization, the following sentence of clause 8 of the existing memorandum of association of the Company,

“The share capital of the Company is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each.”, should be deleted and replaced by the following,

“The share capital of the Company is US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.”

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

June 12, 2025	By Order of the Board of Directors

/s/ Min Shu
Min Shu Director and Chief Executive Officer